FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2006

Goldcorp Inc. (Translation of registrant's name into English)
Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Suite 1560 - 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange:GG

GOLDCORP RECEIVES MORE THAN US$450 MILLION FROM EARLY WARRANT EXERCISES

Vancouver, BC, June 12, 2006 - Goldcorp Inc. is pleased to announce that an overwhelming majority of its five series of publicly traded warrants have been exercised for common shares and new warrants in connection with the proposal made to warrantholders for the early exercise of their warrants. The following table sets out the percentage of warrants of each series exercised early:

Series of Warrants	Percentage of Warrants Exercised Early

First Warrants	99%

Series A Warrants	99%

Series B Warrants	92%

Series C Warrants	94%

U.S. Dollar Warrants	100%

Goldcorp has received more than US$450 million in connection with the early exercise of warrants. These proceeds will be used to repay credit facilities drawn down to fund the previously completed acquisition of certain assets of Placer Dome Inc. from Barrick Gold Corporation.

Since more than two-thirds of each series of warrants have been exercised, any warrants that have not been exercised will be automatically exchanged for a lesser number of common shares and new warrants based on the fractions set forth in the table below:

Series of Warrants	Underlying Common Shares or Fraction thereof to be Received on Automatic Exchange of each Warrant	Fraction of a New Warrant to be Received on Automatic Exchange of each Warrant

First Warrants	1.425	0.220

Series A Warrants	0.196	0.005

Series B Warrants	0.148	0.040

Series C Warrants	0.196	0.005

U.S. Dollar Warrants	1.170	0.160

This exchange will be made pursuant to the terms of the respective warrant indentures which govern the warrants and no further action of those warrantholders will be required, including payment of the respective warrant exercise price thereof or any other additional consideration.

Each whole new warrant issued by Goldcorp entitles the holder to purchase one common share of Goldcorp at an exercise price of Cdn$45.75 at any time before 5:00 p.m. (Vancouver time) on June 9, 2011. The new warrants will begin trading on the Toronto Stock Exchange and the New York Stock Exchange at the open on June 12, 2006 under the symbols G.WT.G and GGWS, respectively.

The First Warrants, Series A Warrants, Series B Warrants, Series C Warrants and U.S. Dollar Warrants were de-listed from the Toronto Stock Exchange effective at the close on June 9, 2006 and the Series A Warrants and Series C Warrants were de-listed from the New York Stock Exchange effective at the close on June 9, 2006.

Ian Telfer, President and Chief Executive Officer commented on the warrant transaction stating, “This warrant transaction has been a resounding success as evidenced by an average of 97% across all five series of warrants being exercised. It simplifies Goldcorp’s capital structure and strengthens its financial position. As a result of this transaction, Goldcorp’s lines of credit outstanding will be reduced from US$1.3 billion to US$850 million.”

A copy of the final short form prospectus dated May 5, 2006 relating to the warrant transaction can be found at www.sedar.com as well as on Goldcorp’s website at www.goldcorp.com.

BMO Nesbitt Burns Inc. and GMP Securities L.P. acted as financial advisors to Goldcorp with respect to the transaction.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Goldcorp is the world’s lowest cost multi-million ounce gold producer. Annualized gold production in 2006 is expected to be approximately 2 million ounces at a cash cost of approximately US$125 per ounce and Goldcorp does not hedge its gold production.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of each of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp and Virginia, respectively, to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2005, available on www.sedar.com, and Form 40-F for the year ended December 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Melanie Pilon
Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street
Vancouver, British Columbia, V6C 3L6
Telephone: (604) 696-3024
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: June 12, 2006	/s/Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary